Exhibit 99.1

Ballard Power Systems Inc.

News Release

Ballard Secures Contract for Three Fuel Cell Bus Engines for Australia

For Immediate Release – December 18, 2003

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will provide three of its latest generation heavy-duty fuel cell engines to EvoBus for integration into Mercedes-Benz Citaro buses for the public transport system in Perth, Western Australia. Ballard will deliver the 205 kW heavy-duty fuel cell engines in the first half of 2004 and the buses will be placed in routine transit operation in the second half of 2004 as part of a two-year demonstration program.

“Ballard is proud to add Perth as the twelfth city committed to demonstrating Ballard® fuel cell engines in transit bus applications,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “This brings to 36 the number of buses, powered with Ballard® fuel cells, to be placed in revenue service with transit agencies around the world over the next two years. These fleet demonstration programs provide the opportunity for thousands of people to experience the smooth, quiet and pollution-free performance of a fuel cell transit bus.”

The Western Australian Government is leading this project and is providing the majority of the program funding. The buses will operate as part of the Transperth public transport system by Path Transit. The purpose of the demonstration program is to determine the critical technical, environmental, economic and social factors that need consideration in the introduction of hydrogen fueled fuel cell buses. The Perth program is also structured to examine what government and private sector systems are needed to support a hydrogen-based energy system.

“Western Australia has a strong commitment to developing alternative transport energy sources,” said Ms. Alannah MacTiernan, Western Australia’s Planning and Infrastructure Minister. “Hydrogen fuel cell technology has extraordinary potential to reduce our oil dependency and improve environmental outcomes. This fuel cell demonstration program that we are conducting in partnership with globally recognized technology leaders is a key element of Western Australia’s Sustainable Transport Energy Program.”

In addition to the three fuel cell buses to be demonstrated in Perth, 30 Mercedes-Benz Citaro buses equipped with 205 kW heavy-duty Ballard® fuel cell engines will be on the road in ten European cities, including Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart. Ballard will also deliver three heavy-duty fuel cell engines to Gillig Corporation for the Santa Clara Valley Transportation Authority. All 36 fuel cell buses will be driven by transit drivers, and will carry passengers on regular routes in daily service in each city as part of a two-year demonstration program.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com

Since 1993, Ballard has produced and tested five generations of heavy-duty fuel cell bus engines. Successful field demonstrations of Ballard® fuel cell powered buses in Chicago, Vancouver and Palm Springs have played an integral role in advancing Ballard’s fuel cell engine technology.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan, Volkswagen and Cinergy, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.